2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Announces Fourth Quarter and 2006 Operating Results

February 7th, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased provide the following Fourth Quarter 2006 and Year-End 2006 operating results.

"The Company had an extraordinary year in 2006 with the successful merger, excellent results in mine development, and good progress in the ongoing efforts to improve performance at our operations. As of the end of 2006 we have the Ozernoe, Aljustrel and the Neves-Corvo zinc projects underway and are actively seeking other opportunities in the base metal industry. We have successfully completed the transition phase of the merger and are presently increasing our staffing levels to accommodate the additional projects as well as further growth of the company," said C. K. Benner, Vice Chairman and CEO.

The following highlights are provided for the fourth quarter and for the year 2006 as if the companies (EuroZinc Mining Corporation and Lundin Mining Corporation) had operated on a combined basis for the full year 2006.

Highlights and Significant Items for 2006

  Successfully completed the merger of Lundin Mining and EuroZinc Mining

  Mined and processed 3.9 million tonnes of ore

  Produced 89,218 tonnes of copper metal contained in concentrate

  Produced 171,293 tonnes of zinc metal contained in concentrate

  Produced 45,106 tonnes of lead metal contained in concentrate

  Produced 2,538,225 ounces of silver contained in concentrate

  Increased zinc output by 8.5% at Zinkgruvan as a result of improved head grade and recovery

  Commenced with zinc production at Neves-Corvo in July and reached design levels in December

  Successfully completed the Ozernoe transaction with IMF Metropol/East Siberian Metals for 49% of the sixth largest zinc deposit in the world and commenced management of the project

Mine Operations Highlights, Fourth Quarter 2006

Neves-Corvo

  Mined 591,616 tonnes of ore in the fourth quarter 2006, a 13% increase to the comparable period in 2005. The increased output was attributable to improved operating performance and the addition of zinc ore production during the year.

  Copper production for the quarter was 17% below the comparable period in 2005 due a planned decrease in the head grade. A reduced cutoff grade for mining operations was applied as a result of the higher copper price to ensure maximum exploitation of the resources and to extend the mine life. The mill feed grade for the fourth quarter 2006 was 4.52% copper as compared with 4.97% in 2005.

Lundin Mining Corporation
News Release

  The concentrate grade was consistent quarter over quarter at 24.60% copper.

  The copper recovery was 86.97% in the fourth quarter 2006 as compared to 88.29% in the comparable period in 2005.

  Zinc production at the Neves-Corvo mine started up in July and the zinc plant reached consistent performance at designed recovery and concentrate grade levels in the month of December.

  The physical analysis of the paste tailings deposition work was completed and the final reports are to be submitted in March 2007. This method would ensure tailings storage capacity, at the current production rate, to 2022.

  Completed approximately 13,600 meters of definition drilling on the western edge of the Neves and Lombador deposits. Drill results led to the initiation of an engineering study to significantly increase the zinc output at the mine.

  The average absenteeism rate for the year was 2%, which was the lowest rate in the Company’s history.

  Somincor, the wholly owned Portuguese company that holds the Neves-Corvo mine, was elected "Best Company of the Year" by the Diario de Noticias national daily newspaper. The award is given out annually recognizing operational excellence on nine quantitative and performance aspects.

Zinkgruvan

  Mined 240,589 tonnes in the fourth quarter 2006, a 23% increase in tonnage as compared with the same period in 2005.

  Ore processed in the mill for the fourth quarter 2006 exceeded the comparable period in 2005 by 25,218 tonnes or 13%.

  Production of zinc for the quarter (19,750 tonnes) was 19% higher than in the comparable period in 2005 (16,549 tonnes) due to higher throughput and a higher head grade for zinc. The mill feed grade for the fourth quarter 2006 was 9.33% as compared with 8.96% in 2005.

  Production of lead for the quarter (8,653 tonnes) was on the same level as fourth quarter 2005 (8,496 tonnes). The mill feed grade for lead dropped from 4.80% for the fourth quarter 2005 with 4.27% in the fourth quarter 2006.

  Silver production was essentially the same for the fourth quarter 2005 (486,042 oz) as it was in the fourth quarter 2006 (475,751 oz).

  Concentrate grades for zinc and lead improved during the quarter, as compared with the same period in 2005, with the zinc concentrate grade at 53.95% compared with 52.96% in the fourth quarter 2005 and the lead concentrate grade at 74.97% compared with 73.54% in the fourth quarter of 2005.

  Recoveries improved for both zinc and lead in the quarter. The zinc recovery increased from 92.29% in the fourth quarter 2005 to 93.88% in the fourth quarter 2006, while the lead recovery increased from 88.47% in the fourth quarter 2005 to 89.69% in the fourth quarter 2006.

Galmoy

  Hoisted 158,957 tonnes of ore in the fourth quarter 2006 versus 153,686 tonnes of ore in the same period in 2005.

  Run of mine ore grades were, due to the sequence of mining activities, 10.25% zinc per tonne and 2.54% lead per tonne versus 14.84% zinc per tonne and 3.74% lead per tonne in the fourth quarter 2005.

Lundin Mining Corporation
News Release

  Zinc recovery was 82.27% in the fourth quarter as compared with 84.18% in the comparable period 2005. At 10.25% zinc per tonne the recovery met expectations.

  Lead recovery was 68.60% in the fourth quarter as compared with 71.47% in the comparable period in 2005. At the lower run of mine grade for lead the recovery exceeded expectations.

  Zinc production was 36% below the comparable period 2005 due to the lower grade. Lead production was approximately 39% lower for the same reason.

  Contract negotiations with the employee’s unions were taken to the Labour Relations Commission by the local unions.

  Expanded the lead circuit during the fourth quarter 2006, with the installation of an additional flotation cell. The increased flotation volume in the circuit will enable the mill to increase the recovery of lead and zinc.

Storliden

  Ore mined during the fourth quarter of 2006 was 88,605 tonnes, an increase of 7% compared with the fourth quarter of 2005. The increase was due to a change in the mine plan during the third quarter of 2006, allowing for more tonnes to be extracted from lower grade areas in the mine.

  Ore milled during the fourth quarter 2006 was 92,541 tonnes, a 17% increase as compared with the same quarter in 2005.

  Production of total zinc and copper metal contained in the ore during the fourth quarter 2006 was lower than the comparable period in 2005, due to the lower grade of ore. Metallurgical recoveries in 2006 were in line with 2005 recoveries.

The following table highlights the production results for the fourth quarter and the year 2006 as well as for 2005:
	Q4	Q4	Year End
	2006	2005	2006	2005
Mined Ore (tonnes)
Neves-Corvo	591,616	522,682	2,107,272	2,092,428
Zinkgruvan	240,589	195,611	787,889	799,475
Galmoy	158,957	153,686	605,438	667,690
Storliden	88,605	82,957	346,652	331,803
	1,079,767	954,936	3,847,251	3,891,396

Milled Ore (tonnes)
Neves-Corvo	545,535	508,059	2,094,527	2,056,081
Zinkgruvan	225,367	200,149	787,003	803,883
Galmoy	160,030	169,727	616,536	644,058
Storliden	92,541	79,232	362,316	319,411
	1,023,473	957,167	3,860,382	3,823,433

Head Grade
Copper
Neves-Corvo	4.52%	4.97%	4.56%	4.96%
Storliden	2.53%	3.84%	3.21%	3.69%
Zinc
Neves-Corvo	8.93%	-	8.44%	-
Zinkgruvan	9.33%	8.96%	10.30%	9.40%
Galmoy	10.25%	14.84%	11.79%	13.72%
Storliden	6.81%	9.91%	8.48%	10.90%

Lundin Mining Corporation
News Release

Lead
Zinkgruvan	4.27%	4.80%	4.60%	5.10%
Galmoy	2.54%	3.74%	3.22%	3.95%

Recovery
Copper
Neves-Corvo	86.97%	88.29%	88.40%	88.13%
Zinc
Neves-Corvo	70.19%	-	60.20%	-
Zinkgruvan	93.88%	92.29%	93.80%	93.00%
Galmoy	82.27%	84.18%	82.59%	84.11%
Lead
Zinkgruvan	89.69%	88.47%	88.50%	89.40%
Galmoy	68.60%	71.47%	66.79%	67.95%

Concentrate Grade
Copper
Neves-Corvo	24.60%	24.60%	24.70%	24.50%
Zinc
Neves-Corvo	50.00%	-	49.10%	-
Zinkgruvan	53.95%	52.96%	54.00%	53.9%
Galmoy	52.65%	50.50%	51.76%	51.73%
Lead
Zinkgruvan	74.97%	73.54%	75.00%	73.40%
Galmoy	64.68%	60.32%	63.47%	64.08%

Metal Produced
Copper (tonnes)
Neves-Corvo	18,625	22,309	78,576	89,483
Storliden	2,143	2,835	10,642	10,839
	20,768	25,144	89,218	100,322
Neves-Corvo
Treatment of Smelter Slag	2,285	-	4,601	-

Zinc (tonnes)
Neves-Corvo	4,486	-	7,505	-
Zinkgruvan	19,750	16,549	75,909	69,981
Galmoy	13,473	21,211	60,055	74,321
Storliden	5,728	7,259	27,824	32,024
	43,437	45,019	171,293	176,326
Lead (tonnes)
Zinkgruvan	8,653	8,496	31,850	36,674
Galmoy	2,798	4,554	13,256	17,284
	11,451	13,050	45,106	53,958
Silver (ounces)
Zinkgruvan	475,751	486,042	1,760,907	1,866,061
Galmoy	17,143	51,258	131,797	203,292
Neves-Corvo	155,895	184,503	645,521	764,828
	648,789	721,803	2,538,225	2,834,181

Lundin Mining Corporation
News Release

Mine Development Projects Highlights, Fourth Quarter 2006

Ozernoe

  Completed the Ozernoe transaction with IMF Metropol/East Siberian Metals and commenced managing the project.
  Hired key staff and put key personnel in place at the site.
  Established the Project Committee with the project partners.
  Solicited and received bids from engineering firms for the Bankable Feasibility Study.

Aljustrel

  Completed approximately 3,000 metres of definition drilling on the Moinho deposit. These drill results allowed for an upgrading of indicated resources to the measured category, providing a greater level of confidence for detailed production design.

  On May 15th 2006, the Prime Minister of Portugal officially opened the project and the Company initiated its development and infrastructure preparation work for the planned start up of the mine on September 2007.

  On September 7th, 2006, the first blast marked the commencement of development ramp of the Feitais main ramp development.

Norrliden/Eva Discovery

  Initiated a pre-feasibility study for the Norliden deposit and obtained a mining permit.
  Initiated the permitting process for the Eva Discovery deposit.

The Company plans to release the 2006 fourth quarter and year end financials before the opening of trading on the 22nd of February, and a conference call will be held on the 22nd of February. A separate press release will be issued shortly with the call details.

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company currently operates the Neves-Corvo mine in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland.

For further information, please contact:
Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842
Ron Ewing, Vice-President: 1-604-681-1337

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.